Teva to Host Third Quarter 2015 Financial Results Conference Call and Webcast
on October 29, 2015

Jerusalem, October 15, 2015 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today that it will host a conference call and live webcast along with a slide presentation on Thursday, October 29, 2015 at 8 a.m. ET to communicate its third quarter 2015 financial results. A question & answer session will follow.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-331-1383; Canada 1-877-216-6951 or International +44(0) 145 2322581; passcode: 55277282. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva’s website at: www.ir.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company’s website. The replay can also be accessed until November 29, 2015, 10:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 145 2550000; passcode: 55277282.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.